Exhibit 2.1

This constitutes an unofficial English translation of the original Dutch document. The Dutch document shall govern in all respects, including interpretation matters.

MATERIALISE NV	AILANTHUS NV
Technologielaan 15	J. Van der Vorstlaan (LOO) 19
3001 Leuven	3040 Huldenberg
RPR (Commercial court Leuven)	RPR (Commercial Court Leuven)
0441.131.254	0461.745.338

PROPOSAL FOR MERGER BY ACQUISITION BETWEEN MATERIALISE NV AND AILANTHUS NV IN ACCORDANCE WITH SECTIONS 12:2 AND 12:24 OF THE CODE OF COMPANIES AND ASSOCIATIONS

At the request of Ailanthus NV (shareholder of Materialise NV, holding 25,2 % of its shares) and its shareholders (Mr Wilfried Vancraen and Mrs Hilde Ingelaere), the board of directors of Materialise NV (hereafter “Materialise NV” or “the acquiring company”) and the board of directors of Ailanthus NV (hereafter “Ailanthus NV” or “the company to be acquired”) have drafted this merger proposal. It will be submitted for approval, at the request of Ailanthus NV and its shareholders, to the respective extraordinary shareholders’ meetings of Materialise NV and Ailanthus NV, in accordance with the sections 12:2 and 12:24 and following of the Code of Companies and Associations (“CCA”).

I.    Description of the contemplated transaction

A.    In general

Ailanthus NV is the company of Mr Wilfried Vancraen and Mrs Hilde Ingelaere. The company holds, as of today, 13.428.688 (or 25,2%) of the shares of Materialise NV.

In the framework of the contemplated transaction, Materialise NV will, through a merger by acquisition, absorb Ailanthus NV. This transaction has as a result that the capital of Ailanthus NV (in the situation in which it is immediately prior to the merger) will be transferred to Materialise NV. At the moment of the contemplated merger, the capital of Ailanthus NV will – as a result of the closing of a partial demerger of Ailanthus NV prior to the merger that is the subject of the present proposal – consist solely of 13.428.688 shares that Ailanthus NV holds in Materialise NV (and the accounting net equity components relating thereto).

As a result of this reorganization, Materialise NV will acquire only its own shares (and the accounting net equity components relating thereto).

The transfer of the 13.428.688 shares which Ailanthus NV owns in Materialise NV (and the accounting net equity components of Ailanthus NV) to Materialise NV, will be compensated by the issuance of new shares in Materialise NV to the shareholders of Ailanthus NV (i.e. Mr Wilfried Vancraen and Mrs Hilde Ingelaere).The number of new shares will correspond entirely with the number of own shares which Materialise NV will acquire in the framework of the contemplated merger (13.428.688).

Immediately after the contemplated transaction (in the same notarial deed), Materialise NV will proceed to the cancellation of the own shares which it has acquired as a result of the merger by acquisition. This cancellation will have as a result that the shareholding of Materialise NV before and after the transaction remains entirely the same. A same number of shares in Materialise NV that was held by Ailanthus NV, will after the closing of the merger and the cancellation, be held directly by Mr Wilfried Vancraen and Mrs Hilde Ingelaere (in addition to the other shares in Materialise NV which Mr Wilfried Vancraen and Mrs Hilde Ingelaere already own).

B.    Conditions precedent

The contemplated merger will only be closed if, at the moment of the respective extraordinary shareholders’ meetings of Materialise NV and Ailanthus NV:

i)	A positive decision of the Advance Ruling Commission has been obtained which confirms the fiscal neutrality of the contemplated merger for both Ailanthus NV and Materialise NV;

ii)

The aforementioned partial demerger of Ailanthus NV is closed, as a result of which the capital of Ailanthus NV will consist solely of the 13.428.688 shares which Ailanthus NV holds in Materialise NV (and the accounting net equity components related thereto); and

iii)

The execution of a final agreement between Materialise NV, on the one hand, and Ailanthus NV and her shareholders (Mr Wilfried Vancraen and Mrs Hilde Ingelaere), on the other hand, in relation to the commitment made by Ailanthus NV and her shareholders (Mr Wilfried Vancraen and Mrs Hilde Ingelaere) to Materialise NV to compensate for all costs of Materialise NV, all possible liabilities of Materialise NV and all possible negative tax consequences for some of its shareholders (to the extent any such liabilities and/or consequences would exist) arising from the contemplated merger.

II.    Stipulations of article 12:24 CCA

A.    Legal form, name, registered office and corporate subject of the company to be acquired and the acquiring company.

1.    The company to be acquired

The company to be acquired is the limited liability company under Belgian law Ailanthus NV, with registered office at 3040 Huldenberg, J. Van der Vorstlaan (LOO) 19, registered in the commercial registry of the commercial court of Leuven under number 0461.745.338.

The company to be acquired has, according to its bylaws, the following purpose:

“1. By way of subscriptions, contribution, merger, collaboration, financial intervention or in any other way, acquiring an interest or participation in all existing and still to be incorporated companies without distinction, in Belgium, or abroad.

The management, valorization or the monetization of these participations or interests and, in general, doing anything which is necessary or useful for the management of the tangible assets of the company.

The company may, amongst others, directly or indirectly participate to the governance, the management, the control and the liquidation of the companies in which it has an interest or a participation.

2. The acquisition, in whatever way, of intellectual property, patents, drawings, models and trademarks, and exploit, valorize, bring to value and monetize them.

3. The purchase, exchange or other acquisition, the sale, renting, granting or taking in lease, develop, have constructed, have renovated, have built of all immovable property whether or not already developed in Belgium and abroad, as well as the making of all actions which are necessary, useful or relevant for the management and the exploitation of this immovable property of the company.

The company may perform any trade, industry, financial, movable and immovable transactions, which directly or indirectly are in connection with its statutory object or which are of a nature to further such object.

The company may, for the benefit of companies in which she has an interest or a participation, provide a lien, act as an agent or a representative, allow advance payments, grant loans, grant mortgage or other securities.”

2.    The acquiring company

The acquiring company is the limited liability company under Belgian law Materialise NV, with registered office at 3001 Leuven, Technologielaan 15, registered in the commercial registry of the commercial court of Leuven under number 0441.131.254.

The acquiring company has, pursuant to her bylaws, the following object:

“The company’s object is as follows: the research, development and commercialisation of additive manufacturing and related technologies and all related service, engineering and holding activities, including but not limited to software, industrial and medical applications. All these activities should be interpreted in the broadest sense and for all business sectors.

The company acts for its own account, on consignment, on commission, as an intermediary or as an agent.

The company also has the following additional object:

-

the purchase, sale, exchange, construction, renovation, commercialisation, furnishing, exploitation, letting, sub-letting, management, maintenance, parcelling, horizontal division and placement under compulsory co-ownership, leasing, prospection and promotion in any form of all immovable property or immovable property rights.

-

Investing in, subscribing to, taking over, placing, purchasing, selling and trading all securities issued by Belgian or foreign companies, whether or not in the form of commercial companies, administrative offices, institutions and associations, as well as managing these investments and participations;

-

providing advice, management and any other services to all affiliated companies or companies in which the company has a participating interest, in its capacity as director, liquidator or otherwise, as well as running or exercising control over these companies.

It may, either in cash or in kind, by means of a merger, subscription, participation, financial intervention or in any other way, acquire an interest in, or grant loans to, all existing companies or companies to be incorporated, whether in Belgium or abroad, with an identical or similar object or an object related to its own, or which is likely to promote the realisation of its object.

In general, the company may perform all acts of any nature whatsoever, which are directly or indirectly, whether in whole or in part, related to its object.

The Company has a profit-sharing object. Besides, the company aims to have a real positive impact on society and the environment in general through its business operations and economic activities.”

B.    Exchange ratio

At the occasion of the contemplated transaction, an exchange ratio must be established.

As aforementioned, at the occasion of the aforementioned transaction, 13.428.688 new shares in Materialise NV will be issued to the shareholders of the company to be acquired (i.e. Mr Wilfried Vancraen and Mrs Hilde Ingelaere). This means that for 1 share in Ailanthus NV, circa 230,26 shares in Materialise will be issued.

As also aforementioned, Materialise NV will, as a result of the contemplated transaction, acquire 13.428.688 of its own shares, which will be immediately cancelled. By the issuance of 13.428.688 new shares and the cancellation of 13.428.688 own shares, the number of shares in Materialise NV will be entirely the same before and after the transaction.

The contemplated transaction has as a result at the level of the shareholding of Materialise NV solely that, after the transaction, Mr Wilfried Vancraen and Mrs Hilde Ingelaere will (in addition to the other shares in Materialise NV which Mr Wilfried Vancraen and Mrs Hilde Ingelaere already own) own an equal number of shares in Materialise NV as the number that was held by Ailanthus NV prior to the transaction.

This means that after the aforementioned immediate cancellation of 13.428.688 own shares, the share capital of Materialise NV will again amount to EUR 4.096.461,38 and will be represented by 54.082.875 registered shares without designation of nominal value and with an intrinsic value equal to EUR 0,0757 (rounded).

No additional amount of cash will be awarded.

C.    Method of distribution of the shares in the acquiring company

The new shares, which will be issued in the framework of the contemplated merger, will be issued to Mr Wilfried Vancraen and Mrs Hilde Ingelaere on the date on which the respective extraordinary shareholders’ meetings of Ailanthus NV and Materialise NV will decide on the contemplated merger. The new shares will be issued in accordance with the exchange ratio mentioned in paragraph II.B above.

All new shares will be registered shares without designation of nominal value and will represent a part of the share capital which is equal to all other existing shares.

Immediately after the execution of the notarial merger deed, the Board of Directors of Materialise NV will make the following modifications in the share register:

-	the identity of the shareholders of the company to be acquired;

-	the number of shares that is granted to the shareholders of the company to be acquired;

-	the date of the merger decision.

This registration will be signed by the Board of Directors of Materialise NV and by the shareholders of the company to be acquired, or their proxy holder.

D.    Date of profit participation

The newly issued shares will entitle to participation in the profits (irrespective of whether this profit was accumulated before or after the contemplated transactions) as from their issuance.

E.    Date of accounting allocation

The contemplated merger will take place without retroactive effect for accounting and tax purposes.

F.    Special rights or securities with special rights

As a result of the contemplated transactions no shares or securities will be issued to which special rights are attached.

G.    Compensation of the statutory auditors, the auditors or the external accountants for the drafting of the report mentioned in Section 12:26 CCA.

The compensation of the statutory auditor of Materialise NV for the preparation of the report that must be drafted by him, in accordance with article 12:26 CCA will amount to approximately EUR 20.000.

The compensation of the external accountant of Ailanthus NV for the preparation of the report that must be issued by her in accordance with article 12:26 CCA will be approximately EUR 20.000.

H.    No special benefits for the directors of the merging companies

There will be no special benefits granted to the members of the Board of Directors of the companies which participate in the merger.

I.    Assets to be transferred by the company to be acquired to the acquiring company and the processing of the cancelation of the own shares

1.    Assets to be transferred to the acquiring company

Upon completion of the merger, the assets and liabilities of Ailanthus NV will be transferred to the acquiring company, which at the moment of the contemplated merger – as a result of the completion of the partial demerger of Ailanthus NV prior to the merger which is the subject of the present proposal – will consist exclusively of the following components:

Accounting assets

-	Financial fixed assets with a book value of EUR 2.272.938,14, i.e. all 13.428.688 shares which Ailanthus NV owns in Materialise NV

Accounting liabilities

-	Share capital for an amount of EUR 1.862.328,55 (consisting exclusively of fiscally paid capital, of which EUR 1.853.079,14 relates to share capital in the meaning of article 537 ITC92)

-	Legal reserve for an amount of EUR 25.521,44

-	Available reserve for an amount of EUR 19.566,24

-	Transferred profits for an amount of EUR 365.521,92

For purpose of clarity, at the moment of drafting of this merger proposal, Ailanthus NV disposes of other assets than the aforementioned assets. However, prior to the contemplated merger, all assets (with the exception of the aforementioned assets) from Ailanthus NV will be split off to a newly to be incorporated company Lunebeke NV, including all assets and liabilities which are unrecognized, unknown, unallocated or forgotten in the demerger proposal and all assets and liabilities of Ailanthus NV which would be discovered only afterwards.

Furthermore, Ailanthus NV will reimburse its existing debts (on the basis of the financial results per 30.09.2020 the debts of Ailanthus NV amounted to EUR 140.891,48) before the partial demerger deeds, such with the aim of reducing to a minimum the joint liability provided in section 12:17 CCA of Ailanthus NV (and, pursuant to the merger, Materialise NV) for the due and payable debts of Ailanthus NV which exist on the day that the deeds relating the determination of the decision to participate in the partial demerger is published in the Annexes to the Belgian Official Gazette and which will be transferred to Lunebeke NV and for the debts for which the claimant has filed a legal action before the courts or before arbitration before the deed relating to the demerger.

2.    Cancellation of the own shares

As a result of the intended merger the acquiring company will acquire 13.428.688 own shares. Immediately following the contemplated merger, the own shares which the acquiring company will have obtained as a result of the contemplated merger, will be cancelled.

J.    Availability of the information

This merger proposal will be filed, in accordance with section 12:24, second phrase CCA, with the registrar of the commercial court of Leuven and be published in the Annexes to the Belgian Official Gazette. The filing will occur at the latest six weeks before the shareholders’ meeting of the companies involved in the merger. This proposal will also be made available on the website of Materialise NV.

The following documents will, in accordance with section 12:28, §2 CCA, be made available to the shareholders of the merging companies at the registered office of every merging company and such at the latest one month prior to the shareholders’ meetings of the merging companies which will be convened to decide on the contemplated transaction:

-	This merger proposal;

-	The report of the Board of Directors of every merging company relating to the contemplated merger, drafted in accordance with section 12:25 CCA;

-	The report of the statutory auditor of Materialise NV and the report of the auditor or external accountant for Ailanthus NV, drafted in accordance with section 12:26 CCA;

-	The annual accounts, the annual report of the board of directors and the reports of the statutory auditor of Materialise NV of the last three fiscal years;

-	The intermediate balance sheet of Materialise NV as per September 30, 2020;

-	The annual accounts of Ailanthus NV of the last three fiscal years; and

-	The intermediate balance sheet of Ailanthus NV per September 30, 2020.

K.    Languages

This merger proposal has been drafted in Dutch. The content of this merger proposal will be translated to English by the merging companies, for the purpose of fulfilling the necessary communication towards the shareholders/NASDAQ.

III.    Tax status of the contemplated merger

The contemplated merger will occur under application of:

a.	The sections 211,212 and 213 of the Income Tax Code 1992; and

b.	The sections 11 and 18, §3 of the Value Added Tax Code.

IV.    Power of attorney

The board of directors grants hereby a proxy to lawyers of the firm Tiberghien BV, with registered office at Havenlaan 86C bus 419, 1000 Brussels, with company number 0417.899.754, and specifically to Eldar Mingaleyev, Thibault Haentjens and any other appointee of the firm Tiberghien BV, with the possibility of substitution, to do all the necessary for the filing of this merger proposal at the registry of the commercial court of Leuven and to sign all documents and forms on behalf of the merging companies which are necessary or useful in the framework of the contemplated merger.

Done in Leuven on 16 November 2020 in five copies (one for Ailanthus NV, one for Materialise NV, two destined for the filing at the court registry of the commercial court Leuven and one destined for the acting Notary Public).

For Ailanthus NV

/s/ Wilfried Vancraen	/s/ Hilde Ingelaere
Mr Wilfried Vancraen	Mrs Hilde Ingelaere
Director	Director

/s/ Sander Vancraen
Mr Sander Vancraen
Director

For Materialise NV

/s/ Peter Leys	/s/ Wilfried Vancraen
Mr Peter Leys	Mr Wilfried Vancraen
Director	Director